Exhibit 99.1

Lanvin Group Receives Continued Listing Standard Notice from NYSE

Shanghai, China, November 13, 2026 – Lanvin Group Holdings Limited (NYSE: LANV) (“Lanvin Group” or the “Company”), a global luxury fashion group, today announced that it received a notice from the New York Stock Exchange (the “NYSE”) on November 10, 2026 that the Company is not in compliance with the NYSE’s continued listing standard requiring a minimum average closing price of US$1.00 per share for its ordinary shares over a consecutive 30 trading-day period.

The Company has notified the NYSE within ten business days of receipt of the notice of its intent to cure the deficiency. Pursuant to the NYSE’s rules, the Company has a six-month period following receipt of the deficiency letter to regain compliance with the minimum share price requirement.

The Company intends to consider available alternatives, including but not limited to a reverse stock split that is subject to shareholder approval, if necessary to cure the stock price non-compliance. The Company can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the Ordinary Shares have a closing price of at least US$1.00 per share and an average closing price of at least US$1.00 per share over the 30 trading-day period ending on the last trading day of that month.

The NYSE notice has no immediate effect on the continued listing of Lanvin Group’s ordinary shares on the NYSE and is not anticipated to impact the Company’s ongoing business operations. The Company’s ordinary shares will continue to be listed and trade on the NYSE under the symbol “LANV” during this period, subject to the Company’s compliance with the NYSE’s other continued listing requirements.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John Knits. Leveraging its unique strategic alliances with industry-leading partners in the luxury fashion sector and its access to the fastest-growing luxury fashion markets, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how. Lanvin Group’s ordinary shares are listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view Lanvin Group’s investor presentation, please visit https://ir.lanvin-group.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the Company’s intention and ability to regain compliance with the NYSE’s continued listing standards within the applicable cure period or at all; the continued listing and trading of the Company’s ordinary shares on the NYSE; the options the Company may pursue to regain compliance; and the anticipated impact of the NYSE notice on the Company’s business operations. In some cases, forward-looking statements can be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seek,” “future,” “outlook” and “project” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements are based on the Company’s current expectations and assumptions, are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied by these statements, including, without limitation, the market price of the Company’s ordinary shares and whether it will recover to and remain at or above US$1.00 per share for the required period; whether any option the Company pursues will be successful; the Company’s ability to continue to satisfy the NYSE’s other continued listing standards; and the other risks and uncertainties described under “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026, and in the Company’s other filings with the SEC.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Media & Investors

Lanvin Group Holdings Limited

Ross Luo
ross.luo@lanvin-group.com

Coco Wang
coco.wang@lanvin-group.com